CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We hereby consent to the incorporation by reference into the Prospectus and Statement of Additional Information in the accompanying Post-Effective Amendment to the Registration Statement on Form N-1A of the Catalyst Value Fund and the Catalyst OPTI-Flex Fund (each a series of shares of beneficial interest of Catalyst Funds) of our reports dated August 3, 2007 and February 25, 2008, respectively, on financial statements and financial highlights included respectively in the June 30, 2007 and December 31, 2007 Annual Reports to the Shareholders of the above referenced funds.

We further consent to the references to our firm under the heading “Financial Highlights” in the Prospectus and “Independent Registered Public Accounting Firm” in the Statement of Additional Information.

/s/

BRIGGS, BUNTING & DOUGHERTY, LLP

Philadelphia, Pennsylvania

May 21, 2008